UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

AEVI GENOMIC MEDICINE, INC.

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

00835P105

(CUSIP Number)

March 20, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐

Rule 13d-1(b)

☒

Rule 13d-1(c)

☐

Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00835P105	SCHEDULE 13G

1	Names of Reporting Persons Philip R. Harper
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States of America
Number of Shares	5	Sole Voting Power 4,845,213
Beneficially Owned by Each	6	Shared Voting Power 220,000 (1)
Reporting Person With	7	Sole Dispositive Power 4,845,213
	8	Shared Dispositive Power 220,000 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,065,213 (1)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 13.6% (2)
12	Type of Reporting Person (See Instructions) IN

___________

(1)

Mr. Harper’s wife owns 220,000 shares of common stock of the issuer. Mr. Harper expressly disclaims beneficial ownership of these shares, and pursuant to Rule 13d-4 under the Act, the inclusion of these shares on this Schedule 13G shall not be construed as an admission that Mr. Harper is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of such shares.

(2)

The percentage is based upon 37,109,843 shares of common stock outstanding as of March 3, 2017, as reported by the issuer in its latest Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on March 9, 2017.

Item 1(a).	Name of Issuer:

The name of the issuer is Aevi Genomic Medicine, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

435 Devon Park Drive, Suite 715, Wayne, Pennsylvania 19087.

Item 2(a).	Name of Person Filing:

Philip R. Harper

Item 2(b).	Address or Principal Business Office or, if none, Residence:

1850 Rose Cottage Lane, Malvern, Pennsylvania 19355

Item 2(c).	Citizenship:

Mr. Harper is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

The class of equity securities to which this Statement relates is the common stock, $0.0001 par value per share, of Aevi Genomic Medicine, Inc.

Item 2(e).	CUSIP Number:

The CUSIP number of the common stock is 00835P105

Item 3.	If this Statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act.

(b)	☐	Bank, as defined in Section 3(a)(6) of the Act.

(c)	☐	Insurance company, as defined in Section 3(a)(19) of the Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person, in accordance with §240.13d-1(b)(ii)(G).

(h)	☐	A savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan, that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐	A non-US institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J) please specify the type of institution: _______________,

Item 4.	Ownership:

(a)	Amount beneficially owned: The beneficial ownership of Mr. Harper may be deemed to be 5,065,213 shares of common stock. However, Mr. Harper’s wife owns 220,000 of these shares and Mr. Harper expressly disclaims beneficial ownership of such shares. Pursuant to Rule 13d-4 under the Act, this Schedule 13G shall not be construed as an admission that Mr. Harper is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of the shares of common stock held by his wife.

(b)	Percent of class: 13.6%. The percentage is based upon 37,109,843 shares of common stock outstanding as of March 3, 2017, as reported by the issuer in its latest Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on March 9, 2017.

(c)	Number of shares as to which Mr. Harper has:

(i)	Sole power to vote or to direct the vote: See Item 5 of the Cover Page

(ii)	Shared power to vote or to direct the vote: See Item 6 of the Cover Page

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of the Cover Page

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of the Cover Page

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 30, 2017	/s/ Philip R. Harper
Philip R. Harper

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